BUSINESS WIRE 40 EAST 52ND STREET NEW YORK, NY 10022	DIRECT LINE NUMBER (212) 752-9600

RELEASE IMMEDIATELY TO THE FOLLOWING:

CLOSED-END FUND DISCLOSURE

BNY MELLON ALCENTRA GLOBAL MULTI-STRATEGY CREDIT FUND, INC.
ANNOUNCES DATES OF QUARTERLY TENDER OFFER

NEW YORK, NY, April 10, 2025 — BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the "Fund") today announced that the Fund's Board of Directors has approved the Fund's quarterly tender offer (the "Tender Offer") with the following terms:

Number of Shares	2.5% of the Fund's outstanding shares as of March 31, 2025
Commencement Date	April 17, 2025
Expiration Date and Time	May 15, 2025 at 5:00 p.m. Eastern Time, unless otherwise extended
Price	Net asset value per share determined as of March 31, 2025

The terms and conditions of the Tender Offer will be set forth in the Fund's Offer to Purchase, the related Letter of Transmittal and other related documents. As soon as the Tender Offer commences, the Fund will file with the Securities and Exchange Commission (the "SEC") a tender offer statement on Schedule TO and related exhibits, including an Offer to Purchase, a related Letter of Transmittal and other related documents (the "Offer Documents").

This announcement is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Offer Documents will be distributed to Fund shareholders. Shareholders may obtain additional copies of the Offer Documents, when available, without charge, by contacting Georgeson LLC, the Fund's Tender Offer information agent, toll free at (877) 278-9670. Shareholders can also obtain the Offer Documents, when filed, free of charge on the SEC's website at www.sec.gov. Shareholders should read these documents and related exhibits carefully as the documents contain important information about the Fund's Tender Offer.

If you have questions about the Tender Offer and hold the Fund's shares through a broker or other nominee holder, you can call your broker or other nominee holder directly. You may also call Georgeson LLC, the Fund's Tender Offer information agent, toll free at (877) 278-9670, with any questions.

The Tender Offer will not be made to, nor will tenders pursuant to the Tender Offer be accepted from or on behalf of, shareholders in any jurisdiction in which making or accepting the Tender Offer would violate that jurisdiction's laws.

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BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. is a diversified, closed-end management investment company. BNY Mellon Investment Adviser, Inc., the investment adviser for the Fund, is part of BNY Investments. BNY Investments is one of the world’s largest asset managers, with $2.0 trillion in assets under management as of December 31, 2024. Through a client-first approach, BNY Investments brings investors specialist expertise through its seven investment firms offering solutions across every major asset class and backed by the breadth and scale of BNY. Additional information on BNY Investments is available on www.bny.com/investments. Follow us on LinkedIn for the latest company news and activity.

BNY Investments is a division of BNY, which has $52.1 trillion in assets under custody and/or administration as of December 31, 2024. Established in 1784, BNY is America's oldest bank. Today, BNY powers capital markets around the world through comprehensive solutions that help clients manage and service their financial assets throughout the investment life cycle. BNY is the corporate brand of The Bank of New York Mellon Corporation (NYSE: BK). Additional information is available on www.bny.com. Follow us on LinkedIn or visit our newsroom for the latest company news. BNY Investments' website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate the website in this release.

The Fund's investment returns and principal values will fluctuate so that an investor's shares may be worth more or less than the original cost. There is no assurance that the Fund will achieve its investment objective.

For Press Inquiries: BNY Mellon Investment Adviser, Inc. Jessica Greaney jessica.greaney@bny.com Taylor Ventrice taylor.ventrice@bny.com	For Other Inquiries: BNY Mellon Securities Corporation The National Marketing Desk 240 Greenwich Street New York, New York 10286 1-800-334-6899